August 31, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Commissioners:
We have read the statements made by Carmike Cinemas, Inc. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K of Carmike Cinemas, Inc. dated August 29, 2006. We agree with the statements concerning our Firm in such Form 8-K. However, we make no comment whatsoever regarding the current status of the four material weaknesses disclosed in such Form 8-K or regarding any remedial actions taken with respect to such material weaknesses.
Very truly yours,
PricewaterhouseCoopers LLP